

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2017

Frederick J. Sohm
Chief Financial Officer
Spartan Motors, Inc.
1541 Reynolds Road
Charlotte, Michigan 48813

      Re: **Spartan Motors, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed March 3, 2017
              Form 10-Q for Quarterly Period Ended September 30, 2017
              Filed November 1, 2017
              Form 8-K Furnished November 1, 2017
              File No. 001-33582

Dear Mr. Sohm:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Lyn Shenk

                    Lyn Shenk
                    Branch Chief
                    Office of Transportation and Leisure